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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

              -----------------------------------------------------


                                   SCHEDULE TO
  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                                NTS-PROPERTIES IV
                       (NAME OF SUBJECT COMPANY (ISSUER))

                   ORIG, LLC (OFFEROR AND AFFILIATE OF ISSUER)
                  J.D. NICHOLS (BIDDER AND AFFILIATE OF ISSUER)
                 BRIAN F. LAVIN (BIDDER AND AFFILIATE OF ISSUER)
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    62942E209
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              J.D. NICHOLS, MANAGER
                                  OF ORIG, LLC
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                               MARK BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014

Calculation of Filing Fee

PREVIOUSLY PAID

- Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X| third-party tender offer subject to rule 14d-1.

          -  issuer tender offer subject to rule 13e-4.

          -  going private transaction subject to Rule 13e-3.

          -  amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: -



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         This Amendment No. 5 dated November 27, 2001 supplements and amends the
Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on August 13, 2001 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase Interests (the "Offer") in NTS-Properties IV, a Kentucky limited partnership and an affiliate of the Offeror (the "Partnership"), at $230 per Interest. The Original Statement was subsequently amended by filing Amendment No. 1 on August 27, 2001, Amendment No. 2 on September 27, 2001, Amendment No. 3 on October 30, 2001 and Amendment No.4 on November 9, 2001. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment constitutes the fifth amendment to the Original Statement by including a copy of a notice sent by the Offeror to limited partners dated November 27, 2001 notifying limited partners that the Offer expires December 13, 2001. The notice is included as Exhibit (a)(1)(ix) to this Amendment No. 5.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

         (a)(1)(ix) Notice sent by the Offeror to Limited Partners dated November 27, 2001.






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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 27, 2001        ORIG, LLC, a Kentucky limited liability
                                  company.

                                  By:      /s/ J. D. Nichols
                                           --------------------------------
                                           J.D. Nichols, Manager


                                   /s/ J. D. Nichols
                                  -----------------------------------------
                                           J. D. Nichols, individually


                                    /s/ Brian F. Lavin
                                    ---------------------------------------
                                           Brian F. Lavin, individually









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                                    EXHIBITS

      Exhibit
      Number         Description
      ------         -----------

     (a)(i)(ix) Notice sent by the Offeror to Limited Partners dated November 27, 2001.








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